UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM U-13-60

                                  ANNUAL REPORT

                                 FOR THE PERIOD

    Beginning       January 1, 1998     and Ending     December 31, 1998

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                             Ameren Services Company



                          A Subsidiary Service Company



Date of Incorporation November 4, 1997 If not Incorporated, Date of Organization



State or Sovereign Power under which Incorporated or Organized          Missouri



Location of Principal Executive Offices of Reporting Company           St. Louis



           Name, title, and address of officer to whom correspondence concerning this report should be addressed:



Warner Baxter     Vice President & Controller    One Ameren Plaza, 1901 Chouteau

                         (Name)(Title)                    (Address)



Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:



                               Ameren Corporation





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                      INSTRUCTIONS FOR USE OF FORM U-13-60

 1. Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U- 13-60 and in accordance with the Instructions for that form.

2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, SS210.3-01(c))

  7.Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U- 13-60.

9.  Organization Chart.
    The Service Company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation
    The Service Company shall submit with each annual report a listing of the currently effective methods of allocation being used by the Service Company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.
    The Service Company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                  3 of 27 pages


                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                                               Schedule or        Page
                            Description of Schedules and Accounts                            Account Number      Number

Comparative Balance Sheet                                                                 Schedule I               5-6
Service Company Property                                                                  Schedule II               7
Accumulated Provision for Depreciation and Amortization of Service Company Property       Schedule III              8
Investments                                                                               Schedule IV               9
Accounts Receivable from Associate Companies                                              Schedule V               9A
Fuel Stock Expenses Undistributed                                                         Schedule VI              10
Stores Expense Undistributed                                                              Schedule VII             10
Miscellaneous Current and Accrued Assets                                                  Schedule VIII            11
Miscellaneous Deferred Debits                                                             Schedule IX              11
Research, Development, or Demonstration Expenditures                                      Schedule X               11A
Proprietary Capital                                                                       Schedule XI              12
Long-Term Debt                                                                            Schedule XII             13
Current and Accrued Liabilities                                                           Schedule XIII            14
Notes to Financial Statements                                                             Schedule XIV           14A-14H
Comparative Income Statement                                                              Schedule XV            15-15A
Analysis of Billing - Associate Companies                                                 Account 457              16
Analysis of Billing - Nonassociate Companies                                              Account 458              17
Analysis of Charges for Service - Associate and Nonassociate Companies                    Schedule XVI           18-18B
Schedule of Expense Distribution by Department or Service Function                        Schedule XVII          19-19E
Departmental Analysis of Salaries Account 920                                             20-21
Outside Services Employed                                                                 Account 923              20
Outside Services Employed                                                                 Account 923            21A-21B
Employee Pensions and Benefits                                                            Account 926              22
General Advertising Expenses                                                              Account 930.1            22
Miscellaneous General Expenses                                                            Account 930.2            23
Rents                                                                                     Account 931              23
Taxes Other Than Income Taxes                                                             Account 408              24
Donations                                                                                 Account 426.1            24
Other Deductions                                                                          Account 426.5            25
Notes to Statement of Income                                                              Schedule XVIII           25

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                                                                  Page
              Description of Reports or Statements                                                               Number

Organization Chart                                                                                                26-26C
Methods of Allocation                                                                                             26D-26C
Annual Statement of Compensation for Use of Capital Billed                                                         26





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



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                        For Year Ended December 31, 1998

                     Schedule I - Comparative Balance Sheet

                                 (In Thousands)

 Give  balance  sheet of the  Company as of December 31 of the current and prior year.

Account                              Assets and Other Debits                                          As of December 31
                                                                                                  Current       Prior - N/A
            Service Company Property

    101     Service company property (Schedule II)                                                $19,098
    107     Construction work in progress (Schedule II)                                             3,201
              Total Property                                                                       22,299                0
    108     Less accumulated provision for depreciation and amortization of service
            company property (Schedule III)                                                         2,688
              Net Service Company Property                                                         19,611                0

            Investments

    123     Investments in associate companies (Schedule IV)                                            0
    124     Other Investments (Schedule IV)                                                             0
              Total Investments                                                                         0                0

            Current and Accrued Assets

    131     Cash                                                                                     1,600
    134     Special deposits                                                                             0
    135     Working funds                                                                               26
    136     Temporary cash investments (Schedule IV)                                                     0
    143     Accounts receivable                                                                     17,225
    145     Notes receivable                                                                           950
    146     Accounts receivable from associate companies (Schedule V)                               22,998
    152     Fuel stock expenses undistributed (Schedule VI)                                              0
    154     Materials and supplies                                                                       0
    163     Stores expense undistributed (Schedule VII)                                                (21)
    165     Prepayments                                                                                141
    174     Miscellaneous current and accrued assets (Schedule VIII)
              Total Current and Accrued Assets                                                      43,159               0

            Deferred Debits

    181     Unamortized debt expense                                                                     0
    184     Clearing accounts                                                                            0
    186     Miscellaneous deferred debits (Schedule IX)                                                 48
    188     Research, development, or demonstration expenditures (Schedule X)                            0
    190     Accumulated deferred income taxes                                                            0
              Total Deferred Debits                                                                     48
              TOTAL ASSETS AND OTHER DEBITS                                                        $63,259               0





                                  5 of 27 pages







                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                     Schedule I - Comparative Balance Sheet

                                 (In Thousands)

          Account Liabilities and Proprietary Capital As of December 31
                                                                                                Current        Prior - N/A
         Proprietary Capital

201      Common stock issued (Schedule XI)                                                          $0
211      Miscellaneous paid-in-capital (Schedule XI)                                            16,232
215        Appropriated retained earnings (Schedule XI)                                              0
216        Unappropriated retained earnings (Schedule XI)                                            0
           Total Proprietary Capital                                                            16,232                    0

         Long-Term Debt

223        Advances from associate companies (Schedule XII)                                          0
224        Other long-term debt (Schedule XII)                                                       0
225        Unamortized premium on long-term debt                                                     0
226        Unamortized discount on long-term debt-debit                                              0
           Total Long-Term Debt                                                                      0                    0

         Current and Accrued Liabilities

228        Injuries and Damages                                                                    195
232        Accounts payable                                                                     18,114
233        Notes payable to associate companies (Schedule XIII)                                  2,387
234        Accounts payable to associate companies (Schedule XIII)                               8,330
235        Customer Deposits                                                                       999
236        Taxes accrued                                                                           205
238        Dividends declared                                                                        0
241        Tax collections payable                                                                 735
242        Miscellaneous current and accrued liabilities (Schedule XIII)                         6,619
           Total Current and Accrued Liabilities                                                37,584                    0

         Deferred Credits

253        Other deferred credits                                                                9,443
255        Accumulated deferred investment tax credits
           Total Deferred Credits                                                                9,443                    0

282        Accumulated Deferred Income Taxes                                                         0

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL                                           $63,259








                                  6 of 27 pages


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

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1998

                     Schedule II - Service Company Property

                                 (In Thousands)

                                                      Balance at                   Retirements                     Balance
                                                       Beginning                       or            Other <F1>    at Close
                    Description                         of Year       Additions       Sales          Changes       of Year

  Service Company Property

  Account
    303 Miscellaneous Intangible Plant
    391 Office Furniture and Equipment <F2>                 0        $18,933            $30                        $18,903
    394 Tools, Shop, and Garage Equip.                      0              2                                             2
    397 Communication Equipment                             0            193                                           193
    399 Other Tangible Property                             0              0                                             0

                                   SUB-TOTAL                0         19,128             30               0         19,098

     107 Construction Work in Progress <F3>                 0          3,201                                         3,201

                                       TOTAL               $0        $22,329            $30              $0        $22,299

 <F1> Provide an explanation of those changes considered material.

 <F2> Subaccounts are required for each class of  equipment  owned.  The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                        Subaccount Description                                  Additions     Balance at
                                                                                                              Close of Year
 Office Furniture and Equipment (391)
            Main Frame Computer                                                                    $10,020        $10,020
            Reproduction Equipment                                                                     354            354
            Personal Computer                                                                        8,413          8,383
            Computer Assisted Drafting                                                                 146            146


                                                                              TOTAL                $18,933        $18,903

 <F3> Describe construction  work in progress:  Hardware installations for UNIX,
      Mainframe, PeopleSoft and NT operating systems.








                                  7 of 27 pages


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



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1998

 Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property

                                 (In Thousands)

                   Description                 Balance at     Additions     Retirements      Other        Balance
                                                Beginning    Charged to                  Changes Add      at Close
                                                 of Year     Account 403                 (Deduct) <F1>     of Year
Account
   303 Miscellaneous Intangible Plant
   391 Office Furniture and Equipment                             $2,654                                      $2,654
   394 Tools, Shop, and Garage Equip.                                                                              0
   397 Communication Equipment                                        34                                          34
   399 Other Tangible Property                                                                                     0

                                  TOTAL                 $0        $2,688             $0            $0         $2,688

<F1> Provide an explanation of those changes considered material:





                                  8 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                            Schedule IV - Investments
                                 (In Thousands)

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments,"   list  each  investment
separately.

                   Description                 Balance at          Balance at
                                             Beginning of Year     Close of Year

Account 123 - Investment in Associate
                Companies                         none                none
Account 124 - Other Investments                   none                none
Account 136 - Temporary Cash Investments
                - Money Pool                      none                none



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
            Schedule V - Accounts Receivable from Associate Companies
                                 (In Thousands)

Instructions:

Provide accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                Balance at         Balance at
               Description                   Beginning of Year    Close of Year

Account 146 - Accounts Receivable from
               Associate Companies

Ameren Corporation                                  $0                 $16
Ameren Energy Communications                         0                 155
CIPSCO Investment Company                            0                  55
Union Electric Development Corporation               0                  42
Electric Energy, Inc                                 0                 108
Ameren Energy, Inc                                   0                  67
Ameren ERC                                           0                  28
Union Electric Company                               0              15,490
Central Illinois Public Service Company              0               7,037

                                           TOTAL          $0            $22,998

                                  9 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
            Schedule V - Accounts Receivable from Associate Companies
                                 (In Thousands)

Description                                                       Payments


Analysis of Convenience or Accommodation Payments:

Union Electric Company                                             $1,662
Central Illinois Public Service Company                               394
Electric Energy, Inc                                                   24

                                                                   $2,080




                                       9-A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 3 1, 1998
                 Schedule VI - Fuel Stock Expenses Undistributed
                                 (In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                 Description                       Labor     Expenses     Total
Account 152 - Fuel Stock Expenses
                Undistributed                      none        none       none

                no account 152 for any
                 Ameren company

                                         TOTAL     none        none       none



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                   Schedule VII - Stores Expense Undistributed
                                 (In Thousands)

Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                        Description                  Labor   Expenses   Total
Account 163 - Stores Expense Undistributed           none      (21)     (21)

                                            TOTAL     0        (21)     (21)





                                 10 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
            Schedule VIII - Miscellaneous Current and Accrued Assets
                                 (In Thousands)


Instructions:
Provide detail of items in this account. Items less than $ 10,000 may be grouped, showing the number of items in each group.

                                              Balance at         Balance at
                                           Beginning of Year    Close of Year
Account 174 - Miscellaneous Current
               and Accrued Assets                none               none

                                  TOTAL          none               none




                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                   Schedule IX - Miscellaneous Deferred Debits
                                 (In Thousands)

Instructions:
Provide detail of items in this account. Items less than 10,000 may be grouped by class showing the number of items in each class.

                                                 Balance at         Balance at
                Description                  Beginning of Year     Close of Year

Account 186 - Miscellaneous Deferred Debits
Other Work in Progress                              $0                 $82
Miscellaneous Software Debits                        0                 406
Non Service Request Billings                         0                   1

                                        TOTAL       $0                $489






                                 11 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
        Schedule X - Research, Development or Demonstration Expenditures
                                 (In Thousands)


Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                 Description                                          Amount

Account 188 - Research, Development, or
               Demonstration Expenditures                              none

                                                     TOTAL             none





                                     11 - A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                        Schedule XI - Proprietary Capital



                                     Number of Shares   Par or Stated     Outstanding   Close of Period
 Account Number   Class of Stock       Authorized      Value Per Share   No. of Shares    Total Amount
     201          Common Stock Issued    30,000             $0.01           1,000              $10



 Instructions:
 Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                                                                (in thousands)
                          Description                               Amount
 Account 211 -Miscellaneous Paid-in Capital                         $16,232
 Account 215 - Appropriated Retained Earnings                            0

                                                     TOTAL          16,232

 Instructions:
 Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                     Description              Balance at        Net Income       Dividends     Balance at
                                           Beginning of Year    -or (loss)         Paid       Close of Year

Account 216 - Unappropriated Retained
                Earnings                            none            none            none           none
                          TOTAL                                     none            none           none







                                 12 of 27 pages


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                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                          Schedule XII - Long-Term Debt
                                 (In Thousands)


Instructions.-
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                               Terms of Obligation                                   Balance at                           Balance at
                               Class & Series        Date of  Interest    Amount     Beginning                               Close
       Name of Creditor         of Obligation       Maturity    Rate    Authorized   of Year      Additions  Deductions<F1> of Year
Account 223 - Advances from
                Associate
                Companies:                                                 none        none                                  none

Account 224 - Other Long-Term
                 Debt:                                                                 none       none          none         none
            TOTAL                                                                      none       none          none         none

<F1>  Give an explanation of Deductions: none





                                 13 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                 Schedule XIII - Current and Accrued Liabilities
                                 (In Thousands)


Instructions: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                          Balance at          Balance at
                             Description                               Beginning of Year     Close of Year

Account 233 - Notes Payable to Associate Companies
Ameren Corporation                                                            $0                  $1,340
CIPSCO Investment Company                                                      0                   1,047

                                                              TOTAL           10                  $2,387

Account 234 - Accounts Payable to Associate Companies

CIPSCO Investment Company                                                      0                     $32
Electric Energy Inc                                                            0                   1,554
Ameren Energy                                                                  0                   6,744

                                                              TOTAL           $0                  $8,330

Account 242 - Miscellaneous Current And Accrued Liabilities

Accrued Dollar More Program                                                    0                      $3
Accrued Compensation Awards                                                    0                    (630)
Accrued Law Expenses                                                           0                     (61)
Accrued Vacation Liability                                                     0                   6,954
Major Medical - Contract Employees                                             0                      10
Dental & Optical - Local 1455                                                  0                       3
Major Medical - Executive                                                      0                      (2)
General American Group Life Insurance                                          0                      15
Long Term Disability Insurance                                                 0                      59
Supplemental Group Life                                                        0                       6
Medical Insurance                                                              0                       7
Personal Care HMO                                                              0                      (1)
Employee Medical Plan                                                          0                     (14)
Contributions - United Fund                                                    0                      15
Wage Garnishments                                                              0                       2
Group Health Plan                                                              0                      (7)
Major Medical Premium Surplus                                                  0                    (190)
Employee Dependent Care Liability                                              0                       3
Dental Allowances - 1439,649,309                                               0                       1
Deferred Comp - Board of Directors                                             0                      60
Installments Received Common Stock                                             0                       3
Self Insured Medical Liability                                                 0                     386

                                                TOTAL                                             $6,619


                                 14 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                  Schedule XIV - Notes to Financial Statements


Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See pages 14 - B through 14 - H





                                    Pg 14 - A

                        ANNUAL REPORT OF AMEREN SERVICES
                             COMPANY For Year Ended
                                December 31, 1998
                  Schedule XIV - Notes to Financial Statements


NOTE 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations
Ameren Services, Inc. (the Company) is a wholly-owned subsidiary of Ameren Corporation (Ameren), registered under the Public Utility Holding Company Act of 1935 (PUHCA). The Company was authorized to conduct business as a service company for Ameren and its various subsidiaries by order of the Securities and Exchange Commission (SEC) dated December 31, 1997, which became effective January 1, 1998. The Company is organized along functional lines to accomplish its purpose of providing management, administrative, and technical services. These services are priced so that the Company operates on a break-even basis.

The Company maintains its accounts in accordance with PUHCA, as administered by the SEC, and has adopted a system of accounts consistent with that prescribed by the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles (GAAP).

Property and Plant
The cost of additions to, and betterments of, units of property and plant is capitalized. Cost includes labor, material, applicable taxes and overheads. Maintenance expenditures and the renewal of items not considered units of property are charged to income as incurred. When units of depreciable property are retired, the original cost and removal cost, less salvage, are charged to accumulated depreciation.

Depreciation
Depreciation is provided over the estimated lives of the various classes of depreciable property by applying composite rates on a straight-line basis.

Income Taxes
Ameren and its subsidiaries file a consolidated federal tax return. Deferred tax assets and liabilities are recognized for the tax consequences of transactions that have been treated differently for financial reporting and tax return purposes, measured using statutory tax rates. The Company's expenses are billed to the other subsidiaries of Ameren and taxes are computed on those entities. The Company had no deferred tax assets or liabilities at December 31, 1998.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. Such estimates and assumptions may affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.
Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of financial instruments on the Company's books are a reasonable estimate of their fair value.

NOTE 2 - Common Stock

The Company is authorized to issue 30,000 shares of common stock at a par value of one cent ($.01) per share. Ameren holds all of the Company's common stock. At December 31, 1998, there were 1,000 shares outstanding.

                                    Pg 14 - B

                             ANNUAL REPORT OF AMEREN
                              SERVICES COMPANY For
                          Year Ended December 3 1, 1998
                  Schedule XIV - Notes to Financial Statements

NOTE 3 - Financing Arrangements

Ameren's non-regulated subsidiaries have established a money pool to better manage cash and working capital requirements.

Ameren has a bank credit agreement, due 2003, that allows for borrowing on a long-term basis of up to $200 million. This credit agreement is available to Ameren and its subsidiaries, including the Company. As of December 31, 1998, $190 million was available for the Company's use.

NOTE 4 - Retirement Benefits

In 1998, Ameren adopted SFAS 132, "Employers' Disclosures about Pension and Other Postretirement Benefits."

Ameren has defined-benefit retirement plans covering substantially all of its employees. Benefits are based on the employees' years of service and compensation. Ameren's plans are funded in compliance with income tax regulations and federal funding requirements.

The plans of Union Electric Company (AmerenUE), an operating subsidiary of Ameren, cover qualified employees of AmerenUE as well as certain employees of the Company. Following is the pension plan information related to AmerenUE's plans as of December 31, 1998.

Pension costs for the year were $28 million of which approximately 19% was charged to construction accounts.

Funded Status of Pension Plans:
  (in millions)

Change in benefit obligation
  Net benefit obligation at beginning of year                  $999
  Service cost                                                   24
  Interest cost                                                  70
  Amendments                                                     10
  Actuarial loss                                                 38
  Special termination benefits                                    7
  Benefits paid                                                (88)
  Net benefit obligation at end of year                       1,060

Change in plan assets *
  Fair value of plan assets at beginning of year              1,006
  Actual return on plan assets                                  122
  Employer contributions                                          1
  Benefits paid                                                (88)
  Fair value of plan assets at end of year                    1,041

Funded status - (excess)/deficiency                              19
Unrecognized net actuarial gain                                 121
Unrecognized prior service cost                                (73)
Unrecognized net transition asset                                 6
Accrued pension cost at December 31                             $73

   Plan assets consist principally of common stocks and fixed income securities.

                                    Pg 14 - C

                        ANNUAL REPORT OF AMEREN SERVICES
                             COMPANY For Year Ended
                                December 31, 1998
                  Schedule XIV - Notes to Financial Statements

Components of Net Periodic Benefit Cost:
(in millions)

Service cost                                                   $24
Interest cost                                                   70
Expected return on plan assets                                 (75)
Amortization of
    Transition asset                                            (1)
    Prior service cost                                           6
    Actuarial (gain)/loss                                       (3)
Special termination benefit charge                               7
Net periodic benefit cost                                      $28

Weighted-average  Assumptions for Actuarial  Present Value of Projected  Benefit
Obligations:

Discount rate at measurement date                           6.75%
Expected return on plan assets                               8.5%
Increase in future compensation                                4%

The plans of Central Illinois Public Service Company (AmerenCIPS), an operating subsidiary of Ameren, cover substantially all employees of AmerenCIPS as well as certain employees of the Company. Following is the pension plan information related to AmerenCIPS' plans as of December 31, 1998.

Pension costs for the year were $9 million of which approximately 19% was charged to construction accounts.

Funded Status of Pension Plan:
(in millions)
Change in benefit obligation
Net benefit obligation at beginning of year                   $249
Service cost                                                     8
Interest cost                                                   17
Amendments                                                       5
Actuarial loss                                                   8
Special termination benefits                                     5
Benefits paid                                                  (31)
Net benefit obligation at end of year                          261

Change in plan assets *
 Fair value of plan assets at beginning of year                319
 Actual return on plan assets                                   38
 Employer contributions                                          5
 Benefits paid                                                 (31)
 Fair value of plan assets at end of year                      331
 Funded status - excess                                        (70)
 Unrecognized net actuarial gain                                73
 Unrecognized prior service cost                               (13)
 Unrecognized net transition asset                               2
 Prepaid pension cost at December 31                           $(8)

   Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

                                    Pg 14 - D

                        ANNUAL REPORT OF AMEREN SERVICES
                             COMPANY For Year Ended
                                December 31, 1998
                  Schedule XIV - Notes to Financial Statements


Components of Net Periodic Benefit Cost:
(in millions)
Service cost                                                   $ 8
Interest cost                                                   17
Expected return on plan assets                                 (22)
Amortization of-.
    Prior service cost                                           1
Special termination benefit charge                               5
Net periodic benefit cost                                      $ 9

Weighted-average  Assumptions for Actuarial  Present Value of Projected  Benefit
Obligations:

Discount rate at measurement date                            6.75%
Expected return on plan assets                                8.5%
Increase in future compensation                                 4%

In addition to providing pension benefits, Ameren provides certain health care and life insurance benefits for retired employees. Ameren accrues the expected postretirement benefit costs during employees' years of service.

AmerenUE's plans cover substantially all qualified employees of AmerenUE as well as certain employees of the Company. AmerenUE's funding policy is to annually contribute the net periodic cost to a Voluntary Employee Beneficiary Association trust (VEBA). Postretirement benefit costs were $43 million for 1998 of which approximately 17% was charged to construction accounts. AmerenUE's transition obligation at December 31, 1998 is being amortized over the next 14 years.

The MoPSC and the ICC allow the recovery of postretirement benefit costs in rates to the extent that such costs are funded. In December 1995, AmerenUE established two external trust funds for retiree health care and life insurance benefits. In 1998, claims were paid out of the plan trust funds.



                                    Pg 14 - E

                        ANNUAL REPORT OF AMEREN SERVICES
                             COMPANY For Year Ended
                                December 31, 1998
                  Schedule XIV - Notes to Financial Statements

Funded Status of the Plans:
  (in millions)
Change in benefit obligation
  Net benefit obligation at beginning of year                 $333
  Service cost                                                  14
  Interest cost                                                 24
  Actuarial loss                                                 9
  Benefits paid                                                (20)
  Net benefit obligation at end of year                        360

Change in plan assets *
  Fair value of plan assets at beginning of year                81
  Actual return on plan assets                                   8
  Employer contributions                                        44
  Unincorporated business income tax                            (3)
  Benefits paid                                                (20)
  Fair value of plan assets at end of year                     110
Funded status - deficiency                                     250
Unrecognized  net actuarial gain                                11
Unrecognized prior service  cost                                (3)
Unrecognized net transition obligation                        (175)
Postretirement benefit liability at December 31                $83
* Plan assets consist principally of common stocks and fixed income securities.

Components of Net Periodic Benefit Cost:
(in millions)
Service cost                                                   $14
Interest cost                                                   24
Expected return on plan assets                                  (5)
Amortization of
    Transition obligation                                       12
    Actuarial gain                                              (2)
Net periodic benefit cost                                      $43

Assumptions for the Obligation Measurements:

Discount rate at measurement date                                6.75%
Expected return on plan assets                                    8.5%
Medical cost trend rate - initial                                5.75%
                       - ultimate                                4.75%
Ultimate medical cost trend rate expected in year                 2000

A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $29 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $4 million and $29 million, respectively.

                                    Pg 14 - F

                        ANNUAL REPORT OF AMEREN SERVICES
                             COMPANY For Year Ended
                                December 31, 1998
                  Schedule XIV - Notes to Financial Statements


AmerenCIPS' plans cover substantially all qualified employees of AmerenCIPS as well as certain employees of the Company. AmerenCIPS' funding policy is to fund the two VEBAs and the 401(h) account established within the AmerenCIPS retirement income trust with the lesser of the net periodic cost or the amount deductible for federal income tax purposes. Following is the postretirement plan information related to AmerenCIPS' plans as of December 31, 1998.

Postretirement benefit costs were $6 million for 1998 of which approximately 20% was charged to construction accounts. AmerenCIPS' transition obligation at December 31, 1998 is being amortized over the next 14 years.

The ICC allows the recovery of postretirement benefit costs in rates to the extent that such costs are funded. Funded Status of the Plans:
  (in millions)
Change in benefit obligation
  Net benefit obligation at beginning of year                 $140
  Service cost                                                   3
  Interest cost                                                 10
  Actuarial (gain)/loss                                          4
  Benefits paid                                                 (5)
  Net benefit obligation at end of year                        152

Change in plan assets *
  Fair value of plan assets at beginning of year               115
  Actual return on plan assets                                  16
  Employer contributions                                         4
  40 1 (h) transfer                                             (2)
  Benefits paid                                                 (5)
  Fair value of plan assets at end of year                     128
Funded status - deficiency                                      24
Unrecognized net actuarial gain                                 58
Unrecognized net transition obligation                         (76)
Postretirement benefit liability at December 31                $ 6
* Plan assets consist principally of common and preferred stocks, bonds, money market instruments and real estate.

Components of Net Periodic Benefit Cost:
(in millions)
Service cost                                                    $3
Interest cost                                                   10
Expected return on plan assets                                  (8)
Amortization of:
    Transition obligation                                        5
    Actuarial gain                                              (4)
Net periodic benefit cost                                       $6




                                    Pg 14 - G

                        ANNUAL REPORT OF AMEREN SERVICES
                             COMPANY For Year Ended
                                December 31, 1998
                  Schedule XIV - Notes to Financial Statements

Assumptions for the Obligation Measurements:

Discount rate at measurement date                                6.75%
Expected return on plan assets                                    8.5%
Medical cost trend rate - initial                                5.75%
                        - ultimate                               4.75%
Ultimate medical cost trend rate expected in year                 2000

A 1% increase in the medical cost trend rate is estimated to increase the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $22 million, respectively. A 1% decrease in the medical cost trend rate is estimated to decrease the net periodic cost and the accumulated postretirement benefit obligation approximately $2 million and $22 million, respectively.

NOTE 5 - Interchange Transactions

The Company acts as an agent for the coordination of interchange transactions with outside parties. Amounts related to these transactions are allocated to AmerenUE and AmerenCIPS.




                                    Pg 14 - H

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                         Schedule XV Statement of Income
                                 (In Thousands)


Account                    Description                                         Current Year      Prior Year - N/A

          Income
457       Services rendered to associate companies                                  $222,128
458       Services rendered to nonassociate companies                                      0
456       Other Electric Revenues                                                         16
          Total Income                                                               222,144

          Expense

920       Salaries and wages                                                          59,188
921       Office Supplies and Expenses                                                12,917
922       Administrative Expense Transferred - Credit                                    650
923       Outside Services Employed                                                   79,424
924       Property Insurance                                                               3
925       Injuries and Damages                                                          (967)
926       Employee Pensions and Benefits                                                (505)
928       Regulatory Commission Expense701
930.1     General Advertising Expenses 16
930.2     Miscellaneous General Expenses                                               4,070
931       Rents                                                                       20,036
935       General Plant Maintenance                                                    1,517
901       Customer Accounts - Supervision                                                277
902       Customer Accounts - Meter Reading                                            1,477
903       Customer Accounts - Customer Records                                         8,304
905       Customer Accounts - Miscellaneous                                              419
908       Customer/Information Expense - Assistance                                      892
909       Customer/Information Expense - Informational                                 1,328
910       Customer/Information Expense - Miscellaneous                                   650
912       Demonstration & Selling Expenses                                             3,446
916       Miscellaneous Sales Expense                                                    214
501       Steam - Operation Supervision & Eng.                                         1,350
505       Steam - Electric Expenses                                                       21
510       Steam - Maintenance Supervision & Eng                                          648
512       Steam - Maintenance of Boiler Plant                                              1
513       Steam - Maintenance of Electric Plant                                            3
517       Nuclear - Operation Supervision & Eng                                            7
524       Nuclear - Miscellaneous Operation Expenses                                     100
528       Nuclear - Maintenance Supervision & Eng.                                         4
537       Hydro Operation - Hydraulic Expenses                                             2
539       Hydro Operation - Miscellaneous Expenses                                         1
541       Hydro Maintenance - Supervision & Eng                                          182
                                       Subtotal                                      196,376


                                 15 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                   Schedule XV Statement of Income (Continued)
                                 (In Thousands)


Account                    Description                                         Current Year          Prior Year - N/A
556       Other Power Supply Expenses                                                  1,663
557       Other Power Supply Expenses - Training                                       2,229
560       Transmission Operation - Supervision & Eng                                      87
561       Transmission Operation - Load Dispatch                                       2,925
566       Transmission Operation - Misc. Expenses                                          9
568       Transmission Maintenance - Supv. & Eng.                                        542
580       Distribution Operation - Supervision & Eng                                   1,469
581       Distribution Operation - Load Dispatch                                           4
582       Distribution Operation - Station Expenses                                       24
583       Distribution Operation - Overhead Line                                          33
584       Distribution Operation - Underground Lines                                      25
585       Distribution Operation - Street Lighting                                         1
586       Distribution Operation - Meter Expenses                                        869
587       Distribution Operation - Installation Expense                                   60
588       Distribution Operation - Misc.                                               1,169
590       Distribution Maintenance - Supv. & Eng                                       2,329
592       Distribution Maintenance - Station Expenses                                    193
593       Distribution Maintenance - Overhead Lines                                      907
594       Distribution Maintenance - UG Lines                                              3
596       Distribution Maintenance - Street Lighting                                       3
597       Distribution Maintenance - Meters                                              160
598       Distribution Maintenance - Misc                                                  8
807       Purchase Gas Expense                                                           809
814       Underground Storage Operation - Supv. & Eng                                     72
830       Underground Storage Expense Maintenance                                         71
850       Transmission Expense - Supv. & Eng                                              58
857       Transmission Expense - Regulating Stations                                     440
859       Transmission Expense - Other                                                 1,657
861       Transmission Expense Maintenance - Supv.                                        60
867       Transmission Expense Maintenance - Other                                        18
870       Distribution Operation - Supervision & Eng                                     332
879       Distribution Operation - Installation Expense                                    5
880       Distribution Operation - Other                                                 577
885       Distribution Maintenance - Supv. & Eng                                           9
893       Distribution Maintenance - Meters                                              687
403       Depreciation and Amortization Expense                                          612
408       Taxes Other Than Income Taxes                                                1,065
419       Interest & Dividend Income                                                     (32)
421       Provision for Deferred Income Taxes                                            (33)
418       Non-Operating Rental Income                                                     35
426.1     Donations                                                                        2
426.4     Expenditures for certain civic activities                                      125
426.5     Other Deductions                                                             1,788
427       Interest on Long-Term Debt                                                       0
431       Other Interest Expense                                                       2,699
                                                            Total Expense            222,144
                                                     Net Income or (Loss)                 $0



                                     15 - A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                               Analysis of Billing
                        Associate Companies - Account 457
                                 (In Thousands)



                                               Direct        Indirect     Compensation        Total
                                                Costs          Costs         For Use           Amount
  Name of Associate Company                    Charged        Charged      of Capital         Billed
                                                 457-1          457-2          457-3

 Ameren Corporation                               $445           $156                           $601
 Ameren Energy Communications                      267            114                            381
 CIPSCO Investment Company                         180             55                            235
 Union Electric Development Company                931            248                          1,179
 Ameren Energy, Inc                                161             39                            200
 AmerenERC                                         116             43                            159
 AmerenUE                                      126,016         29,027                        155,043
 AmerenCIPS                                     52,223         12,107                         64,330

                              TOTAL           $180,339        $41,789            $0        $222,128





                                 16 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                               Analysis of Billing
                      Nonassociate Companies - Account 458
                                 (In Thousands)


Instruction:
Provide a brief description of the services rendered to each nonassociate company:

  Name of Non-
associate Company    Direct   Indirect  Compensation  Total     Excess     Total
                     Cost      Cost       For Use     Cost        Or      Amount
                    Charged   Charged   of Capital            Deficiency  Billed

                     458-1     458-2       457-3                 458-4

      none

          TOTAL       $0        $0          $0          $0        $0         $0





                                 17 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
            Schedule XVI - Analysis of Charges for Service Associate
                           and Nonassociate Companies
                                 (in Thousands)


 Instruction:
 Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                            Associate Company Charges      Nonassociate Company Charges  Total Charges for Service
                                          Direct     Indirect                Direct   Indirect            Direct   Indirect
Account       Description of Items         Cost        Cost        Total      Cost      Cost    Total      Cost      Cost     Total

920    Salaries and Wages                $48,790    $10,398    $59,188         $0      $0       $0     $48,790   $10,398     $59,188
921    Office Supplies and Expenses       11,414      1,503     12,917          0                       11,414     1,503      12,917
922    Administrative Expense
         Transferred - Credit                650        650        0                            0         650       650
923    Outside Services Employed          72,894      6,530     79,424          0                       72,894     6,530      79,424
924    Property Insurance                      1          2          3          0                            1         2           3
925    Injuries and Damages                (967)          0      (967)          0                        (967)         0       (967)
926    Employee Pensions and Benefits      (505)          0      (505)          0                        (505)         0       (505)
928    Regulatory Commission Expense         697          4        701          0                          697         4         701
930.1  General Advertising Expenses           16          0         16          0                           16         0          16
930.2  Miscellaneous General Expenses      3,314        756      4,070          0                        3,314       756       4,070
931    Rents                               2,417     17,619     20,036          0                        2,417    17,619      20,036
935    General Plant Maintenance           1,323        194      1,517          0                        1,323       194       1,517
901    Customer Accounts
         - Supervision                       273          4        277          0                          273         4         277
902    Customer Accounts
         - Meter Reading                   1,475          2      1,477          0                        1,475         2       1,477
903    Customer Accounts
         - Customer Records                7,878        426      8,304          0                        7,878       426       8,304
905    Customer Accounts
         - Miscellaneous                     419          0        419          0                          419         0         419
908    Customer/information Expense
         - Assistance                        743        149        892          0                          743       149         892
909    Customer/Information Expense
         - Informational                   1,182        146      1,328          0                        1,182       146       1,328
910    Customer/Information Expense
         - Miscellaneous                     526        124        650          0                          526       124         650
912    Demonstration & Selling Expenses    2,977        469      3,446          0                        2,977       469       3,446
916    Miscellaneous Sales Expense           210          4        214          0                          210         4         214
501    Steam - Operation
           Supervision & Eng.              1,301         49      1,350          0                        1,301        49       1,350
505    Steam - Electric Expenses               0         21         21          0                            0        21          21
510    Steam - Maintenance
           Supervision & Eng                 648          0        648          0                          648         0         648
512    Steam - Maintenance of
           Boiler Plant                        1          0          1          0                            1         0           1
513    Steam - Maintenance of
           Electric Plant                      3          0          3          0                            3         0           3
Subtotal                                $157,030    $39,050   $196,080         $0      $0       $0    $157,030   $39,050   $196,0801


                                 18 of 27 pages

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
            Schedule XVI - Analysis of Charges for Service Associate
                           and Nonassociate Companies
                                 (In Thousands)


 Instruction:
 Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                            Associate Company Charges      Nonassociate Company Charges   Total Charges for Service
                                           Direct    Indirect                Direct    Indirect             Direct     Indirect
 Account          Description of Items      Cost       Cost      Total        Cost       Cost   Total     Cost        Cost     Total
 517   Nuclear - Operation Supervision
         & Eng                                $7         $0         $7                             $0       $7        $0          $7
 524   Nuclear - Miscellaneous Operation
         Expenses                            100          0        100                              0      100         0         100
 528   Nuclear - Maintenance Supervision
         & Eng.                                4          0          4                              0        4         0           4
 537   Hydro Operation - Hydraulic
         Expenses                              2          0          2                              0        2         0           2
 539   Hydro Operation - Miscellaneous
         Expenses                              1          0          1                              0        1         0           1
 541   Hydro Maintenance - Supervision
         & Eng                               182          0        182                              0      182         0         182
 556   Other Power Supply Expenses         1,652         11      1,663                              0    1,652        11       1,663
 557   Other Power Supply Expenses
         - Training                        2,133         96      2,229                              0    2,133        96       2,229
 560   Transmission Operation
         - Supervision & Eng                  87          0         87                              0       87         0          87
 561   Transmission Operation
         - Load Dispatch                   2,924          1      2,925                              0    2,924         1       2,925
 566   Transmission Operation
         - Misc. Expenses                      5          4          9                              0        5         4           9
 568   Transmission Maintenance
         - Supv. & Eng.                      542          0        542                              0      542         0         542
 580   Distribution Operation
         - Supervision & Eng               1,393         76      1,469                              0    1,393        76       1,469
 581   Distribution Operation
         - Load Dispatch                       4          0          4                              0        4         0           4
 582   Distribution Operation
         - Station Expenses                   22          2         24                              0       22         2          24
 583   Distribution Operation
         - Overhead Line                      30          3         33                              0       30         3          33
 584   Distribution Operation
         - Underground Lines                  23          2         25                              0       23         2          25
 585   Distribution Operation
         - Street Lighting                     1          0          1                              0        1         0           1
 586   Distribution Operation
         - Meter Expenses                    838         31        869                              0      838        31         869
 587   Distribution Operation
         - Installation Expense               39         21         60                              0       39        21          60
 588   Distribution Operation
         - Misc.                           1,110         59      1,169                              0    1,110        59       1,169
 590   Distribution Maintenance
         - Supv. & Eng                     2,197        132      2,329                              0    2,197       132       2,329
 592   Distribution Maintenance
         - Station Expenses                  193          0        193                              0      193         0         193
 593   Distribution Maintenance
         - Overhead Lines                    868         39        907                              0      868        39         907
 594   Distribution Maintenance
         - UG Lines                            3          0          3                              0        3         0           3
 596   Distribution Maintenance
         - Street Lighting                     3          0          3                              0        3         0           3
 597   Distribution Maintenance
         - Meters                            160          0        160                              0      160         0         160
 598   Distribution Maintenance
         - Misc                                8          0          8                              0        8         0           8
 Subtotal                                $14,531       $477    $15,008      $0       $0            $0  $14,531      $477     $15,008



                                     18 - A

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
            Schedule XVI - Analysis of Charges for Service Associate
                           and Nonassociate Companies
                                 (In Thousands)


 Instruction:
 Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                                            Associate Company Charges    Nonassociate Company Charges     Total Charges for Service
                                            Direct    Indirect             Direct Indirect               Direct   Indirect
 Account  Description of Items               Cost      Cost       Total    Cost    Cost       Total      Cost      Cost      Total

 807   Purchase Gas Expense                  $809        $0        $809                         $0        $809        $0      $809
 814   Underground Storage Operation
         - Supv. & Eng                         72         0          72                          0          72         0        72
 830   Underground Storage Expense
         Maintenance                           71         0          71                          0          71         0        71
 850   Transmission Expense
         - Supv. & Eng                         58         0          58                          0          58         0        58
 857   Transmission Expense
         - Regulating Stations                440         0         440                          0         440         0       440
 859   Transmission Expense
         - Other                            1,657         0       1,657                          0       1,657         0     1,657
 861   Transmission Expense
         Maintenance - Supv.                   60         0          60                          0          60         0        60
 867   Transmission Expense
         Maintenance - Other                   18         0          18                          0          18         0        18
 870   Distribution Operation
         - Supervision & Eng                  332         0         332                          0         332         0       332
 879   Distribution Operation
         - Installation Expense                 5         0           5                          0           5         0         5
 880   Distribution Operation
         - Other                              566        11         577                          0         566        11       577
 885   Distribution Maintenance
         - Supv. & Eng                          9         0           9                          0           9         0         9
 893   Distribution Maintenance
         - Meters                             687         0         687                          0         687         0       687
 403   Depreciation and
         Amortization Expense                   0       612         612                          0           0       612       612
 408   Taxes Other Than Income Taxes        1,065         0       1,065                          0           0     1,065     1,065
 419   Interest & Dividend Income             (32)        0         (32)                          0           0      (32)      (32)
 421   Provisions for Deferred
         Income Taxes                         (33)        0         (33)                          0           0      (33)      (33)
 418   Non-Operating Rental Income            320         3          35                          0          32         3        35
 426.1 Donations                                2         0           2                          0           2         0         2
 426.4 Expenditures for certain
         civic activities                      89        36         125                          0          89        36       125
 426.5 Other Deductions                     1,653       135       1,788                          0       1,653       135     1,788
 427   Interest on Long-Term Debt               0         0           0                          0           0         0         0
 431   Other Interest Expense               2,699         0       2,699                          0           0     2,699     2,699

              TOTAL EXPENSES             $178,121   $44,023    $222,144      $0       $0        $0    $178,121   $44,023  $222,144
 430 Interest on Debt to
         Associate Companies                    0         0           0                          0           0         0         0

         TOTAL COST OF SERVICE           $178,121   $44,023    $222,144      $0       $0        $0    $178,121   $44,023  $222,144




                                     18 - B

                        ANNUAL REPORT OF AMEREN SERVICES
                  COMPANY For the Year Ended December 31, 1998
                Schedule XVII - Schedule of Expense Distribution
                        by Department or Service Function
                                 (In Thousands)


Account                                         Total                   Corporate              Division
Number      Description of Items               Amount        Overheads    Comm.  Controllers'  Marketing

920     Salaries and Wages                     $59,188                      $631     $6,919          $2
921     Office Supplies and Expenses            12,917                       197        303          48
922     Admin. Exp. Transferred - Credit           650                                   27
923     Outside Services Employed               79,424        (4,311)        759      3,798         197
924     Property Insurance                           3
925     Injuries and Damages                     (967)
926     Employee Pensions and Benefits           (505)                     (146)
928     Regulatory Commission Expense              701
930.1   General Advertising Expenses                16                        16
930.2   Miscellaneous General Expenses           4,070                     1,520
931     Rents                                   20,036
935     General Plant Maintenance                1,517
901     Customer Accounts - Supervision            277
902     Customer Accounts - Meter Reading        1,477
903     Customer Accounts - Records              8,304                                            1,061
905     Customer Accounts - Miscellaneous          419
908     Customer Assistance Expense                892                                              758
909     Customer Informational Expense           1,328                       772                    497
910     Miscellaneous Customer Expense             650                                              553
912     Demonstration & Selling Expenses         3,446                                            3,425
916     Miscellaneous Sales Expense                214                                              214
501     Steam - Operation Supervision & Eng.     1,350
505     Steam - Electric Expenses                   21
510     Steam - Maintenance Supervision & Eng      648
512     Steam - Maintenance of Boiler Plant          1
513     Steam - Maintenance of Electric Plant        3

SUBTOTAL                                      $196,080       ($4,311)     $3,749    $11,047      $6,755


Account                                        Division      Engineering    Energy      Environmental   Executive
Number      Description of Items                Support      & Const.    Serv.-Other  Safety & Health

920     Salaries and Wages                        $858        $2,664       $2,524            $2,407      $1,929
921     Office Supplies and Expenses                17           220          171               171          46
922     Admin. Exp. Transferred - Credit
923     Outside Services Employed                5,037        11,140        2,545                         1,384
924     Property Insurance                                                                        1
925     Injuries and Damages                                                  (4)
926     Employee Pensions and Benefits           (359)
928     Regulatory Commission Expense                                         171
930.1   General Advertising Expenses
930.2   Miscellaneous General Expenses
931     Rents                                                               2,170
935     General Plant Maintenance                                 29                             23
901     Customer Accounts - Supervision             24                                                         1
902     Customer Accounts - Meter Reading            7
903     Customer Accounts - Records                  2                                                        79
905     Customer Accounts - Miscellaneous
908     Customer Assistance Expense                                            48                             12
909     Customer Informational Expense
910     Miscellaneous Customer Expense
912     Demonstration & Selling Expenses
916     Miscellaneous Sales Expense
501     Steam - Operation Supervision & Eng.                                1,350
505     Steam - Electric Expenses                                                                 1
510     Steam - Maintenance Supervision & Eng        3           640
512     Steam - Maintenance of Boiler Plant                        1
513     Steam - Maintenance of Electric Plant

SUBTOTAL                                        $5,589       $14,694       $8,975            $2,603       $3451






                                 19 of 27 pages

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
                 Schedule XVII- Schedule of Expense Distribution
                        by Department or Service Function
                                 (in Thousands)


  Account   Finance -       Gas      General        Gas         Human      IM     Industrials
  Number      Other       Supply     Counsel      Support    Resources             Relations

   920       $2,853       $418       $3,895          $52      $11,520                $1,370
   921          192         64          411           10          619                    58
   922                                   79                       131
   923        1,210        657        2,104            5        1,354                   299
   924                                    2
   925                                 (963)
   926
   928                                  530
   930.1
   930.2          1                   1,294                        47
   931                     224           24
   935                                                             28
   901
   1902                    169                                    295
   903          100                                              (200)
   905          124                                               295
   908
   909
   910
   912           11                                                 7     3
   916
   501
   505                                                             20
   510
   512
   513

   Sub
   total     $4,491     $1,532       $7,376          $67      $14,116    $3          $1,727


  Account    Information      Metropolitan    Nuclear       Departments     Power      Regional       Supply        Treasurers
  Number    Technologies                                       Other        Plant                     Service

   920          $15,511                                         $694                                  $3,155          $1,786
   921           10,100                                                                     7             81             202
   922              413
   923           42,830           625                            119          17          671          6,056           2,928
   924
   925
   926
   928
   930.1
   930.2                                                                                                               1,208
   931               66                                                                               17,552
   935              693                                                                                  737               7
   901              252
   1902           1,006
   903            4,492                                                                   169                          2,601
   905
   908                3                                                                    71
   909                                                                                     59
   910               50                                                                    47
   912
   916
   501
   505
   510                                                                         5
   512
   513                                                                         3

   Sub
   total        $75,416          $625           $0              $813         $25       $1,024        $27,581          $8,732






                                     19 - A

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
                Schedule XVII - Schedule of Expense Distribution
                        by Department or Service Function
                                 (In Thousands)


Account                                            Total                Corporate                 Division    Division
Number      Description of Items                  Amount     Overheads    Comm.    Controllers'   Marketing    Support

 517  Nuclear - Operation Supervision & Eng           7
 524  Nuclear - Misc. Operation Expenses            100
 528  Nuclear - Mtce Supervision & Eng.               4                                                            3
 537  Hydro Operation - Hydraulic Expenses            2
 539  Hydro Operation - Miscellaneous Expenses        1
 541  Hydro Maintenance - Supervision & Eng         182
 556  Other Power Supply Expenses                 1,663
 557  Other Power Supply Expenses - Training      2,229
 560  Trans. Operation - Supervision & Eng           87                                                          58
 561  Trans. Operation - Load Dispatch            2,925
 566  Trans. Operation - Misc. Expenses               9                                                           5
 568  Trans. Maintenance - Supv. & Eng.             542                                                         521
 580  Distribution Operation - Supv. & Eng        1,469                                                       1,383
 581  Distribution Operation - Load Dispatch          4
 582  Distribution Operation - Station Expenses      24                                                          24
 583  Distribution Operation - Overhead Line         33                                                          33
 584  Dist. Operation - Underground Lines            25                                                          25
 585  Distribution Operation - Street Lighting        1                                                           1
 586  Distribution Operation - Meter Expenses       869                                                         869
 587  Dist. Operation - Installation Expense         60                                                          43
 588  Distribution Operation - Misc.              1,169                                                         586
 590  Distribution Maintenance - Supv. & Eng      2,329                                                       2,251
 592  Dist. Maintenance - Station Expenses          193                                                         192
 593  Distribution Maintenance - Overhead Lines     907                                                         894
 594  Distribution Maintenance - UG Lines             3                                                           3
 596  Distribution Maintenance - Street Lighting      3                                                           3
 597  Distribution Maintenance - Meters             160                                                         148
 598  Distribution Maintenance - Misc                 8                                                           8
 807  Purchase Gas Expense                          809
 814  UG Storage Operation - Supv. & Eng             72
 830  UG Storage Expense Maintenance                 71

 Subtotal                                       $15,960         $0          $0          $0           $0      $7,050


Account                                                Engineering      Energy        Environmental      Executive
Number      Description of Items                        & Const.       Serv.-Other    Safety & Health

 517  Nuclear - Operation Supervision & Eng
 524  Nuclear - Misc. Operation Expenses
 528  Nuclear - Mtce Supervision & Eng.                                                                        1
 537  Hydro Operation - Hydraulic Expenses                  2
 539  Hydro Operation - Miscellaneous Expenses                                                 1
 541  Hydro Maintenance - Supervision & Eng               182
 556  Other Power Supply Expenses                                        1,663
 557  Other Power Supply Expenses - Training               65            1,190                 6
 560  Trans. Operation - Supervision & Eng                                                                    29
 561  Trans. Operation - Load Dispatch                                   2,925
 566  Trans. Operation - Misc. Expenses                     4
 568  Trans. Maintenance - Supv. & Eng.                                                        1              20
 580  Distribution Operation - Supv. & Eng
 581  Distribution Operation - Load Dispatch
 582  Distribution Operation - Station Expenses
 583  Distribution Operation - Overhead Line
 584  Dist. Operation - Underground Lines
 585  Distribution Operation - Street Lighting
 586  Distribution Operation - Meter Expenses
 587  Dist. Operation - Installation Expense
 588  Distribution Operation - Misc.                                                                          13
 590  Distribution Maintenance - Supv. & Eng                                                                  67
 592  Dist. Maintenance - Station Expenses                                                                     1
 593  Distribution Maintenance - Overhead Lines
 594  Distribution Maintenance - UG Lines
 596  Distribution Maintenance - Street Lighting
 597  Distribution Maintenance - Meters
 598  Distribution Maintenance - Misc
 807  Purchase Gas Expense
 814  UG Storage Operation - Supv. & Eng
 830  UG Storage Expense Maintenance

 Subtotal                                                $253           $5,778               $74          $151





                                     19 - B

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
                 Schedule XVII- Schedule of Expense Distribution
                        by Department or Service Function
                                 (in Thousands)


  Account   Finance -      Gas      General    Gas        Human      IM    Industrial
  Number      Other      Supply     Counsel  Support    Resources           Relations

    517
    524          23                                         65
    528
    537
    539
    541
    556
    557                                                     31
    560
    561
    566
    568
    580
    581
    582
    583
    584
    585
    586
    587
    588         323                                        230
    590                    11
    592
    593
    594
    596
    597                    12
    598
    807                   547               262
    814                    72
    830                    71

    Sub
    Total      $346      $713          $0  $262           $326       $0       $0



  Account       Information   Metropolitan    Nuclear   Departments        Power      Regional       Supply     Treasurers
  Number       Technologies                                Other           Plant                     Service

    517                                         $7
    524             12
    528
    537
    539
    541
    556
    557            937
    560
    561
    566
    568
    580
    581              4
    582
    583
    584
    585
    586
    587                                                                                17
    588                                                                                                17
    590
    592
    593                            11                                                   2
    594
    596
    597
    598
    807
    814
    830

    Sub
    Total         $953            $11           $7          $0               $0       $19             $17          $0



                                     19 - C

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
                Schedule XVII - Schedule of Expense Distribution
                        by Department or Service Function
                                 (In Thousands)


Account                                                  Total                   Corporate                     Division
Number      Description of Items                        Amount    Overheads        Comm.       Controllers'    Marketing

 850   Transmission Expense - Supv. & Eng                $58
 857   Trans. Expense - Regulating Stations              440
 859   Transmission Expense - Other                    1,657
 861   Trans. Expense Maintenance - Supv.                 60
 867   Trans. Expense Maintenance - Other                 18
 870   Dist. Operation - Supervision & Eng               332
 879   Dist. Operation - Installation Expense              5
 880   Distribution Operation - Other                    577
 885   Distribution Maintenance - Supv. & Eng              9
 893   Distribution Maintenance - Meters                 687
 403   Depreciation and Amortization Expense             612         612
 408   Taxes Other Than Income Taxes                   1,065        1065
 419   Interest & Dividend Income                        (32)        (32)
 421   Provisions for Deferred Income Taxes              (33)        (33)
 418   Non-Operating Rental Income                        35
 426.1 Donations                                           2                         2
 426.4 Expenditures for certain civic activities         125                         5
 426.5 Other Deductions                                1,788                       204              169            412
 427   Interest on Long-Term Debt                          0
 431   Other Interest Expense                          2,699       2,699

       Total Expenses                               $222,144          $0        $3,958          $11,218         $7,167


Account                                             Division      Engineering      Energy      Environmental      Executive
Number      Description of Items                     Support        & Const.     Serv.-Other  Safety & Health

 850   Transmission Expense - Supv. & Eng
 857   Trans. Expense - Regulating Stations
 859   Transmission Expense - Other
 861   Trans. Expense Maintenance - Supv.
 867   Trans. Expense Maintenance - Other
 870   Dist. Operation - Supervision & Eng               65
 879   Dist. Operation - Installation Expense
 880   Distribution Operation - Other                     3
 885   Distribution Maintenance - Supv. & Eng             9
 893   Distribution Maintenance - Meters
 403   Depreciation and Amortization Expense
 408   Taxes Other Than Income Taxes
 419   Interest & Dividend Income
 421   Provisions for Deferred Income Taxes
 418   Non-Operating Rental Income
 426.1 Donations
 426.4 Expenditures for certain civic activities
 426.5 Other Deductions                                   1             44           212                              43
 427   Interest on Long-Term Debt
 431   Other Interest Expense

       Total Expenses                               $12,717        $14,991       $14,965            $2,677        $3,645






                                     19 - D

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
                 Schedule XVII- Schedule of Expense Distribution
                        by Department or Service Function
                                 (in Thousands)


  Account       Finance -       Gas      General     Gas           Human      IM     Industrial
  Number         Other        Supply     Counsel   Support       Resources            Relations

    850                         $58
    857                         440
    859                       1,657
    861                          60
    867                          18
    870                         267
    879
    880                         488          3         6            77
    885
    893                         687
    403
    408
    419
    421
    418                                                             35
    426.1
    426.4                                 120
    426.5         24                       18                       23
    427
    431

    Total      $4,861        $5,920    $7,517       $335       $14,577        $3       $1,727



  Account       Information    Metropolitan        Nuclear       Departments     Power     Regional      Supply      Treasurers
  Number       Technologies                                         Other        Plant                   Service

    850
    857
    859
    861
    867
    870
    879                                                                                        5
    880
    885
    893
    403
    408
    419
    421
    418
    426.1
    426.4
    426.5           499                                                4                                    108           27
    427
    431

    Total       $76,868           $636                $7            $817          $25     $1,048        $27,706       $8,759


                                     19 - E

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1998

                 Departmental Analysis of Salaries - Account 920

                                 (In Thousands)


                                                     Departmental Salary Expense
           Name of Department                                   Included in Amounts Billed to             Number of
        Indicate each department            Total        Parent           Other             Non           Personnel
           or service function             Amount        Company       Associates       Associates       End of Year

 See page 21                              $59,188          $0           $59,188             $0              1,330

                          TOTAL           $59,188          $0           $59,188             $0              1,330



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1998

                     Outside Services Employed - Account 923

                                 (In Thousands)

 Instructions:
 Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                            Relationship
                                          "A" - Associate
                                            "NA" - Non
   From Whom Purchased      Address          Associate       Amount

 See pages 21 - A
    through 21 - B                                           $79,424




                                 20 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                 Departmental Analysis of Salaries - Account 920
                                 (In Thousands)




                                                        Departmental Salary Expense
           Name of Department                                 Included in Amounts Billed to               Number of
        Indicate each department            Total        Parent           Other              Non          Personnel
           or service function             Amount        Company       Associates        Associates      End of Year

Corporate Communications                       $631                           $631                               10
 Controllers'                                  6,919                          6,919                               79
 Division Marketing                                2                              2                               42
 Division Support                                858                            858                              110
 Engineering & Construction                    2,664                          2,664                              128
 Energy Services, Other                        2,524                          2,524                               81
 Environmental, Safety and Health              2,407                          2,407                               27
 Executive                                     1,929                          1,929                               69
 Finance & Accounting, Other                   2,853                          2,853                               31
 Gas Support                                     418                            418                               31
 General Counsel                               3,895                          3,895                               43
 Gas Supply                                       52                             52                                7
 Human Resource                               11,520                         11,520                              115
 Industrial Relations                          1,370                          1,370                                9
 IM                                                0                              0                                0
 Information Technology                       15,511                         15,511                              357
 Metropolitan                                      0                              0                                0
 Nuclear                                           0                              0                                0
 Other Departments                               694                            694                                0
 Power Plant                                       0                              0                                0
 Regional                                          0                              0                                0
 Supply Service                                3,155                          3,155                              117
 Treasurer's                                   1,786                          1,786                               74
                                             $59,188            $0          $59,188                $0          1,330




                                 21 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1998

                     Outside Services Employed - Account 923

                                 (In Thousands)



                                                     Relationship
                                                    "A" - Associate
                                                      "NA" - Non
          From Whom Purchased                          Associate      Amount
OUTSIDE SERVICE

Anderson Consulting                                       NA            $658
Bradford* Gait                                            NA              37
CSC Planmetrics                                           NA           1,098
ESG Technologies                                          NA              76
Fleishman-Hillard                                         NA              27
Hewitt Associates                                         NA              79
Human Resource Management                                 NA              72
Joseph H Stampfl                                          NA               4
Kevin Roundcount                                          NA               2
Levi Ray & Shoup                                          NA              14
Metzler & Associates                                      NA             555
Metzler Services                                          NA             143
National Economic Resource                                NA              67
Personal Performance                                      NA             221
Pierce Leahy Corp                                         NA              31
Price Waterhouse                                          NA             566
Putnam Hayes & Bard                                       NA             163
Reid & Preist                                             NA              51
Software Architects                                       NA              12
Towers Perrin                                             NA             121
Other (105)                                               NA             757
                                         Total                        $4,754
OUTSIDE SERVICE - Legal
Maxim Group                                               NA              $2
Milbank Tweed Hadley                                      NA              48
RHI Consulting                                            NA              29
Other (6)                                                 NA             173
                                         Total                          $252


OUTSIDE SERVICE - (affiliate provided)
Human Resource Management                                 NA              $7
Other (3)                                                 NA          44,329
                                         Total                       $44,336




                                     21 - A

                        ANNUAL REPORT OF AMEREN SERVICES
                           COMPANY For the Year Ended
                                December 31, 1998
                     Outside Services Employed - Account 923
                                 (In Thousands)


                                                    Relationship
                                                  "A" - Associate
                                                     "NA" - Non
          From Whom Purchased                         Associate     Amount
OUTSIDE SERVICE - Software

Advance Resources                                         NA           $46
Aerotek                                                   NA           179
Alternative Resource                                      NA            68
Andersen Consulting                                       NA        22,057
Bradford & Gait                                           NA           163
Computer Enterprises                                      NA            36
Cook Systems International                                NA           112
Criterion                                                 NA            40
Data Processing Resources                                 NA           136
Diversified Consulting                                    NA            57
Diversified Services                                      NA           275
Docucorp International                                    NA           407
EDS Corporation                                           NA           588
ESG Technologies                                          NA             4
Enterprise Consulting                                     NA            30
Four Star Associates                                      NA           197
Four Star Group                                           NA           239
Guaranteed Computers                                      NA           139
Guffey and Associates                                     NA            54
Harbinger                                                 NA            66
Innovations                                               NA            39
Intecon                                                   NA           331
John Albrecht                                             NA            45
JT Roberts                                                NA           129
Joseph H Stampfl                                          NA           111
Kevin Roundcount                                          NA            47
Levi Ray & Shoup                                          NA           524
MSF&W                                                     NA            60
Maxim Group                                               NA            35
RHI Consulting                                            NA           151
Richard Utt                                               NA            55
Ron Cook & Assoc                                          NA            61
Rose International                                        NA           814
Software Architects                                       NA           811
Solution Consultants                                      NA           947
Source Services                                           NA            64
System Services Enterprise                                NA            31
Technology Partners                                       NA           151
Trans Energy Management                                   NA            27
Work Group Connection                                     NA            46
4-Serv                                                    NA           286
Other (57)                                                NA           424
                                          subtotal                 $30,082
                                          TOTAL                    $79,424


                                     21 - B

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                      For the Year Ended December 31, 1998

                  Employee Pensions and Benefits - Account 926

                                 (In Thousands)

Instructions: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

             Description                                                Amount
Employee Meetings/Functions/Awards                                       $620
Savings Investment Plan                                                 1,874
Post Retirement Benefits Other Pension                                 11,088
Group Life Insurance                                                      143
Employee Retirement and Insurance Expenses                                927
Medical Insurance                                                       7,489
Accidental Death & Dismemberment Insurance                                 26
Dental Insurance                                                          242
Pension Plans                                                           5,650
Other                                                                     (25)
Transfer to Construction from Acct. 926                               (26,539)

                                                       TOTAL             (505)



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                  General Advertising Expenses - Account 930.1
                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 930. 1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

             Description                     Name of Payee Amount        Amount

Advertising in newspapers, periodicals,      Telephone Directory           $10
  billboards, radio, etc.                    Others                          6

                                                      Total                $16





                                 22 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                 Miscellaneous General Expenses - Account 930.2

                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441 (b)(2)) shall be separately classified.

 Description                                                     Amount
Labor                                                            $1,593
Investor Relations                                                  380
Public Relations                                                    501
Stockholder Related Expenses                                        422
Board of Director Expenses                                        1,115
Other Miscellaneous Expenses                                         59

                                        TOTAL                    $4,070



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                               Rents - Account 931
                                 (In Thousands)


Instructions.
Provide a listing of the amount included in Account 93 1, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property                                                 Amount
General office                                                  $20,014
Automobile                                                           22

                                        TOTAL                   $20,036




                                 23 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                   Taxes Other Than Income Taxes - Account 408
                                 (In Thousands)


Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
Provide a subtotal for each class of tax.

  Kind of Tax                                                       Amount
Taxes' Other Than U.S. Government Taxes
Corporate Franchise/Miscellaneous Taxes                               $7

     Subtotal - Taxes Other Than U.S. Government Taxes                 7

U.S. Government Taxes

Payroll Taxes                                                      1,058

                                                 TOTAL            $1,065




                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                            Donations - Account 426.1
                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426. 1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

Name of Recipient        Purpose of Donation                   Amount
Others                                                           $2
                                               TOTAL             $2




                                 24 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                        Other Deductions - Account 426.5
                                 (In Thousands)

Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

 Description                                                      Amount
Other Deductions                                                  $1,027
Miscellaneous                                                        192
Energy Conservation                                                    3
Appliance Warranty Program                                            51
Bill Payment Insurance                                                23
Distribution Service Contracts                                        12
Ameren Partners                                                      198
ABACUS                                                               100
Consolidated Billing                                                  86
Power Quality                                                          7
Hi-Voltage Facility Maintenance & Training                            64
Customer Substation                                                   25

                                                    TOTAL         $1,788



                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                      For the Year Ended December 31, 1998
                  Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14 - B through 14 - K





                                 25 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                               Organization Chart

                         See pages 26 - A through 26 - C


                              Methods of Allocation

                         See page 26 - B through 26 - C


           Annual Statement of Compensation for Use of Capital Billed

                                    - None -





                                 26 of 27 pages

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                        For Year Ended December 31, 1999
                               Organization Chart

Organization

President

      Customer Services - Senior Vice President
             Corporate Communications - Vice President
                     Advertising & Community Relations
                     Media & Employee Communications

              Division Support - Vice President
                     Customer Relations
                     Distribution Engineering
                     Distribution Operating
                     Personnel Development & Administration
                     Substations & Transmission
                     System Relay Service

              Information Technology - Vice President
                     Customer Accounts
                     Data Operations
                     Planning & Support
                     Telecommunications
                     Development

              Marketing & Sales - General Manager
                     Pricing
                     Sales & Service
                     Marketing
                     Marketing & Sales
                     Illinois Sales
                     Economic Development

       Energy Supply Services - Senior Vice President
              Energy Supply - Vice President
                     Operations Analysis
                     System Operations
                     EMS Support

              Gas Operations Support - Vice President
                     Gas Technical Support
                     Gas Transportation
                     Metering
                     Training
                     Gas Control

              Supply Services - Vice President
                     Building Service
                     Motor Transportation
                     Purchasing
                     Real Estate
                     Stores
                                     26 - A

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                        For Year Ended December 31, 1999
                               Organization Chart

       Energy Supply Services - Senior Vice President (cont.)
              Corporate Planning - Vice President
                     Rate Engineering
                     Corporate Analysis
                     Business Analysis

              Environmental Safety & Health - Manager
                     Air Quality
                     Water Quality
                     Waste Management
                     Safety & Health

              Fossil Fuel - Manager
                     Transportation
                     Coal Planning & Procurement Director
                     Asset Management
                     Business Development

              Gas Supply - Manager
                     Gas Supply

      Finance & Corporate Services - Senior Vice President
              Engineering & Construction - Vice President
                     Power Plant Design
                     Electrical Engineering & Transmission Planning Construction & Services

              General Counsel & Secretary - Vice President
                     Government Affairs

              Vice President & Controller
                     Performance Management
                     Accounting
                     Budget
                     Financial Communications
                     Systems/Special Projects

              Treasurer
                     Banking
                     Financial Planning & Investments
                     Investor Services

              Tax - Manager
                     Income Tax Compliance
                     Excise Taxes
                     Ad Valorem Taxes

              Internal Audit - Manager
                     Internal Audit



                                     26 - B

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY
                        For Year Ended December 31, 1999
                               Organization Chart


             Human Resources - Vice President
                     Compensation and Personnel Administration
                     Employee Benefits
                     Staffing & Organizational Development
             Communication & Training Services

              Industrial Relations - Vice President

              Merger Coordination - Vice President


                                      26- C

                              ANNUAL REPORT OF AMEREN SERVICES COMPANY
                                             Methods of Allocation

Composite - Energy Sales, Customers and Employees
   Based on three components of equal weighting: energy sales, average customers and number of employees.

Customers
   Based on a year-end count of electric and gas customers.

Sales
   Based on the year-end energy sales.

Employees
   Based on the number of full time employees monthly.

Labor
   Based on yearly Operation & Maintenance labor costs.

Revenue
   Based on total revenue earned by operating company.

Total Capitalization
   Based on total operating company capitalization value at year-end.

Total Assets
   Based on total operating company assets at year- end.

Construction Expenditures
   Based on yearly construction expenditures by each operating company.

Peak Load
   Based on Peak Load at each operating center. Each operating power plant peak generation provides electric ratio. Gas ratio is derived from system peak at a transportation intake point for Ameren's system.

Generating Capacity
   Based on nameplate generating capacity at each power plant.

Gas Throughput
   Based on total gas usage including transportation customers at each Ameren operating gas system.

CPU Cycles
   Based on CPU units processed by computer monthly for each separate computer system.

Current Tax Expense
   Based on yearly tax expenses for each operating company.

Vehicle Ratio
   Based on number of vehicles assigned to each operating company.

                                     26 - D

                    ANNUAL REPORT OF AMEREN SERVICES COMPANY

                                Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                           Ameren Services Company
                                     ----------------------------------
                                         (Name of Reporting Company)


                                  By:       /s/ Warner L. Baxter
                                     ----------------------------------
                                        (Signature of Signing Officer)


                                        Warner L. Baxter, Controller
                                     ----------------------------------
                                 (Printed Name and Title of Signing Officer)





Date:                     May 10, 1999
          ---------------------------------------------








                                 27 of 27 pages